UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026.

Commission File Number 001-41817

VS MEDIA HOLDINGS LIMITED

(Translation of registrant’s name into English)

Ms. Nga Fan Wong, Chief Executive Officer

6/F, KOHO,

75 Hung To Road,

Kwun Tong, Hong Kong

Telephone: +852 2865 9992

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On January 28, 2026, VS MEDIA Holdings Limited (the “Company”) announced that it received confirmation from The Nasdaq Stock Market LLC (“Nasdaq”) that it had regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) for continued Nasdaq listing, and is now compliant with applicable listing standards for continued Nasdaq listing. To regain compliance with Nasdaq Listing Rules, the Company was required to maintain a minimum closing bid price of $1.00 or more per Class A ordinary share (“Class A Ordinary Share”) for at least 10 consecutive trading days, which was achieved on January 26, 2026.

As previously announced, on December 16, 2025 the Company reported that it had received notification from Nasdaq on December 15, 2025, that for the previous thirty consecutive business days, the bid price for the Company’s Class A Ordinary Shares had closed below the minimum $1.00 per share requirement for continued listing. On January 27, 2026, the Company received notification from the Nasdaq Listings Qualifications Department that the Class A Ordinary Shares had, for the last 10 consecutive business days, a closing bid price at $1.00 per share or greater, and accordingly had regained compliance with Nasdaq Listing Rules.

On January 28, 2026, the Company issued a press release on its regaining compliance with Nasdaq minimum bid price requirement, a copy of which is attached as exhibit 99.1 hereto and incorporated by reference herein.

Exhibits

Exhibit No.	Description
99.1	Press Release, dated January 28, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2026	VS MEDIA HOLDINGS LIMITED

	By:	/s/ Nga Fan Wong
	Name:	Nga Fan Wong
	Title:	Chief Executive Officer